Filed by Blue Owl Technology Finance Corp.
pursuant to Rule 425 under the Securities Act of 1933
and deemed filed under Rule 14a-12 of the Securities Exchange Act of 1934
Subject Company: Blue Owl Technology Finance Corp. II
Commission File No. 000-56371
File No. of Related Registration Statement: 333-28341
Blue Owl Technology Finance Corp. February 2025 | Special Meeting – Proxy Reminder Time is running out. Vote your shares TODAY Takes 1 Minute to Vote Once your vote is recorded, no further solicitation will occur. As a reminder, the joint prospectus / proxy statement for the special meeting associated with the proposed merger between Blue Owl Technology Finance Corporation (“OTF”) and Blue Owl Technology Finance Corporation II (“OTF II”) was filed on January 17th, 2025. The meeting will be held on March 20th, 2025, and will require your vote. The below proposal is on the ballot at the meeting. The proposal must pass for the merger to close:     To approve the Second Articles of Amendment and Restatement, which includes proposed changes as described in the joint prospectus / proxy statement The OTF Board of Directors unanimously recommends that OTF shareholders vote FOR the proposal. To vote, please follow the instructions below using your control number: Your Control Number: <<Control # Placeholder>> How to vote ONLINE WWW.PROXYVOTE.COM Please have your Control Number in hand when accessing the website. There are easy-to-follow directions to help you complete the electronic voting instruction form. PHONE Call 1-800-690-6903 Use any touch-tone telephone to transmit your voting instructions up until 11:59 p.m. Eastern Time on March 19, 2025. Have your proxy card in hand when you call and then follow the instructions. Your vote is important, no matter how many shares you own. Voting today will help us reduce costs and avoid unnecessary outreach. If you have additional questions about how to vote your shares or need assistance voting your shares, please call OTF’s proxy solicitor: Broadridge at 1-855-200-8019. For additional information, please visit www.blueowlproducts.com/otf-otf-ii-merger. Please refer to the press release, presentation, and the joint prospectus / proxy statement for the special meeting. In the event you have any further questions, please reach out to ServiceDesk@blueowl.com. Thank you for your continued support.